EXHIBIT 3.2

    SECTION 3.02  Number and Term of Office.  The number of directors shall be not less than one nor more than 15 until changed in accordance with applicable law.  The exact number of directors shall be fixed from time to time, within the limits specified, by resolutions of the Board or the stockholders.  Subject to the foregoing provisions for changing the exact number of directors, the number of directors of the Corporation shall be eight.  Directors need not be stockholders.  Each of the directors of the Corporation shall hold office until his successor shall have been duly elected and shall qualify or until he shall resign or shall have been removed in the manner hereinafter provided.